UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alteryx, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02156B103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156B103

(1)	Names of reporting persons Thomson Reuters Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.0%
(12)	Type of reporting person (see instructions) CO

CUSIP No. 02156B103

(1)	Names of reporting persons Thomson Reuters U.S. LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.0%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G	Page 4 of 6

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on February 12, 2018 by Thomson Reuters Corporation and Thomson Reuters U.S. LLC (the “Reporting Persons”). In December 2020, the Reporting Persons sold 4,245,231 shares of Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Alteryx, Inc. (the “Issuer”). As a result, this Amendment is being filed to disclose that as of December 31, 2020, the Reporting Persons have ceased to be the beneficial owner of more than 5% of the outstanding shares of Class A Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 1(a) Name of issuer: Alteryx, Inc.

Item 1(b) Address of issuer’s principal executive offices: 3345 Michelson Drive, Suite 400, Irvine, California 92612

Item 2(a) Name of person filing:

Thomson Reuters Corporation

Thomson Reuters U.S. LLC

Item 2(b) Address or principal business office or, if none, residence:

The address of Thomson Reuters Corporation is:

333 Bay Street, Suite 300

Toronto, Ontario M5H 2R2, Canada

The address of Thomson Reuters U.S. LLC is:

677 Washington Boulevard, 9th Floor

Stamford, Connecticut 06901

Item 2(c) Citizenship:

See Row 4 of the cover pages

Item 2(d) Title of class of securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e) CUSIP No.:

02156B103

Item 3.

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:     0        .

(b) Percent of class:     0.0%        .

SCHEDULE 13G	Page 5 of 6

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0 .

(ii)	Shared power to vote or to direct the vote 0 .

(iii)	Sole power to dispose or to direct the disposition of 0 .

(iv)	Shared power to dispose or to direct the disposition of 0 .

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

Not applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

THOMSON REUTERS CORPORATION

By:	/s/ Marc E. Gold
Name: Marc E. Gold Title: Deputy Company Secretary

THOMSON REUTERS U.S. LLC

By:	/s/ Marc E. Gold
Name: Marc E. Gold Title: Senior Vice President and Secretary